UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the six months ended September 30, 2012
November 14, 2012

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
Quarterly securities report issuing date:	November 29, 2012	Dividend payment date:	December 7, 2012
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2012

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2012	2,357,952	(11.7)	570,048	(40.5)	290,484	(58.3)
September 30, 2011	2,671,205	12.7	958,644	76.9	696,091	95.1

(*)	Comprehensive income

September 30, 2012: 325,026 million yen, (60.3)%;    September 30, 2011: 818,223 million yen, 361.8%

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Six months ended
September 30, 2012	19.90	19.84
September 30, 2011	48.58	48.51

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)	Risk-adjusted Capital Ratio(*2)
	million yen	million yen	%	%
As of
September 30, 2012	218,641,177	11,866,909	4.7	14.30
March 31, 2012	218,861,616	11,675,784	4.6	14.91

(Reference) Shareholders’ equity as of September 30, 2012: 10,169,067 million yen;     March 31, 2012: 9,993,029 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2012	—	6.00	—	6.00	12.00
ending March 31, 2013	—	6.00
ending March 31, 2013 (Forecast)			—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2013 (Consolidated)

MUFG has the target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013. (There is no change to our earnings target released on May 15, 2012.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: Yes

(D)	Restatements: No

Note:

We changed the method of depreciation at the beginning of the current interim accounting period.

The change falls under “Changes in accounting policies which are difficult to distinguish from changes in accounting estimates”.

For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 3 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2012	14,158,585,720 shares
	March 31, 2012	14,154,534,220 shares
(B) Treasury stocks:	September 30, 2012	9,549,147 shares
	March 31, 2012	9,553,750 shares
(C) Average outstanding stocks:	Six months ended September 30, 2012	14,147,400,847 shares
	Six months ended September 30, 2011	14,143,389,335 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Six Months ended September 30, 2012

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2012	108,377	(32.4)	99,894	(34.5)	92,560	(33.9)	92,722	(35.2)
September 30, 2011	160,243	(28.5)	152,505	(29.6)	140,065	(30.7)	143,043	(25.1)

Net Income per Common Stock
yen
Six months ended
September 30, 2012	5.92
September 30, 2011	9.47

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio
	million yen	million yen	%
As of
September 30, 2012	10,884,175	8,683,099	79.7
March 31, 2012	10,918,957	8,667,823	79.3

(Reference) Shareholders’ equity as of September 30, 2012: 8,675,249 million yen;     March 31, 2012: 8,659,889 million yen

*Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2012	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2013	—	57.50
Fiscal year ending March 31, 2013 (Forecast)			—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2012	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2013	—	2.65
Fiscal year ending March 31, 2013 (Forecast)			—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2012	2
(1) Qualitative Information Pertaining to Consolidated Earnings Target	2

2. Information Regarding “Notes” in Consolidated Summary Report	3
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	3

3. Consolidated Financial Statements	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	8
(4) Notes on Going-Concern Assumption	11

4. Non-consolidated Financial Statements	12
(1) Non-consolidated Balance Sheets	12
(2) Non-consolidated Statements of Income	14
(3) Non-consolidated Statements of Changes in Net Assets	15
(4) Notes on Going-Concern Assumption	17

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2012”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2012 (Wednesday)
Explanation for investors and analysts:	November 16, 2012 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2012

(1) Qualitative Information Pertaining to Consolidated Earnings Target

MUFG has the target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013. (There is no change to our earnings target released on May 15, 2012.)

As for other figures released on May 15, 2012, MUFG has revised some of them taking into account the performance of interim results as shown in the following table.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2013	For the six months ended September 30, 2012 (Results)	For the fiscal year ended March 31, 2012 (Results)	For the six months ended September 30, 2011 (Results)
Ordinary profits	1,110.0	570.0	1,471.9	958.6
Net income (loss)	670.0	290.4	981.3	696.0
Total credit costs	(160.0)	(62.2)	(193.4)	(28.6)

<2 Banks on a stand-alone basis>
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	990.0	569.6	1,022.8	553.8
Ordinary profits (losses)	690.0	326.4	743.3	416.5
Net income (loss)	460.0	171.4	469.0	271.9
Total credit costs	(75.0)	(26.8)	(125.3)	(7.5)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	155.0	79.8	148.1	74.6
Ordinary profits (losses)	110.0	46.8	110.1	64.1
Net income (loss)	80.0	39.7	75.8	46.0
Total credit costs	(10.0)	(1.7)	(9.2)	7.0

2

Mitsubishi UFJ Financial Group, Inc.

2. Information Regarding “Notes” in Consolidated Summary Report

(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Starting with the current interim accounting period, MUFG and its domestic consolidated subsidiaries have changed the method of depreciation due to the revision of Corporation Tax Act. The change was that tangible fixed assets acquired on or after April 1, 2012 shall be depreciated according to the revised law.

This change had only minor impact on the consolidated statements of income and others.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of September 30, 2012
Assets:
Cash and due from banks	9,036,116	9,592,463
Call loans and bills bought	347,930	544,585
Receivables under resale agreements	4,552,860	4,754,272
Receivables under securities borrowing transactions	3,256,655	3,360,726
Monetary claims bought	2,954,838	2,987,146
Trading assets	16,768,713	18,649,247
Money held in trust	395,352	375,495
Securities	78,264,735	77,276,825
Loans and bills discounted	84,492,697	84,681,117
Foreign exchanges	1,480,083	1,311,133
Other assets	8,004,949	6,107,837
Tangible fixed assets	1,343,909	1,352,163
Intangible fixed assets	1,023,834	1,009,510
Deferred tax assets	522,886	391,357
Customers’ liabilities for acceptances and guarantees	7,539,826	7,337,583
Allowance for credit losses	(1,123,773)	(1,090,289)

Total assets	218,861,616	218,641,177

Liabilities:
Deposits	124,789,252	125,085,876
Negotiable certificates of deposit	12,980,617	12,806,292
Call money and bills sold	2,809,618	3,561,698
Payables under repurchase agreements	13,585,846	14,214,631
Payables under securities lending transactions	4,978,915	4,012,219
Commercial papers	569,659	783,624
Trading liabilities	13,451,275	14,271,761
Borrowed money	10,318,096	10,364,973
Foreign exchanges	874,225	745,508
Short-term bonds payable	523,065	432,073
Bonds payable	6,634,121	5,922,451
Due to trust accounts	1,416,725	1,415,364
Other liabilities	5,956,502	5,151,011
Reserve for bonuses	47,797	49,895
Reserve for bonuses to directors	1,057	200
Reserve for retirement benefits	81,111	69,474
Reserve for retirement benefits to directors	1,534	1,230
Reserve for loyalty award credits	6,768	8,435
Reserve for contingent losses	373,439	303,212
Reserves under special laws	1,799	1,727
Deferred tax liabilities	84,706	76,116
Deferred tax liabilities for land revaluation	159,867	158,900
Acceptances and guarantees	7,539,826	7,337,583

Total liabilities	207,185,831	206,774,267

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of September 30, 2012
Net assets:
Capital stock	2,138,487	2,139,378
Capital surplus	2,175,304	2,176,193
Retained earnings	5,602,327	5,798,936
Treasury stock	(6,544)	(6,540)

Total shareholders’ equity	9,909,575	10,107,968

Net unrealized gains (losses) on other securities	440,900	345,572
Net deferred gains (losses) on hedging instruments	23,904	30,793
Land revaluation excess	161,361	161,355
Foreign currency translation adjustments	(494,155)	(430,728)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(48,555)	(45,893)

Total accumulated other comprehensive income	83,454	61,099

Subscription rights to shares	7,933	7,850
Minority interests	1,674,821	1,689,991

Total net assets	11,675,784	11,866,909

Total liabilities and net assets	218,861,616	218,641,177

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Ordinary income	2,671,205	2,357,952
Interest income	1,161,064	1,124,729
Interest on loans and bills discounted	750,154	744,668
Interest and dividends on securities	279,986	293,546
Trust fees	49,282	46,066
Fees and commissions	556,909	554,040
Trading income	97,357	133,918
Other business income	374,991	385,458
Other ordinary income	431,599	113,739
Ordinary expenses	1,712,561	1,787,903
Interest expenses	253,311	248,496
Interest on deposits	89,676	89,160
Fees and commissions	82,862	81,631
Other business expenses	113,604	82,546
General and administrative expenses	1,026,413	1,054,747
Other ordinary expenses	236,371	320,482

Ordinary profits	958,644	570,048

Extraordinary gains	20,116	4,566
Gains on disposition of fixed assets	7,356	2,705
Gains on negative goodwill	—	339
Reversal of reserve for contingent liabilities from financial instruments transactions	441	71
Transfer gains on divestiture of businesses	—	1,450
Gains on sales of equity securities of affiliates	12,318	—
Extraordinary losses	15,675	31,560
Losses on disposition of fixed assets	5,718	4,932
Losses on impairment of fixed assets	3,990	3,290
Losses on change in equity	—	23,285
Amortization of goodwill	5,966	—
Others	—	51

Income before income taxes and others	963,085	543,054

Income taxes—current	116,790	39,037
Income taxes—deferred	92,567	155,715

Total taxes	209,358	194,753

Income before minority interests	753,726	348,300

Minority interests	57,635	57,816

Net income	696,091	290,484

6

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Income before minority interests	753,726	348,300
Other comprehensive income
Net unrealized gains (losses) on other securities	14,788	(96,633)
Net deferred gains (losses) on hedging instruments	(8,730)	7,839
Land revaluation excess	—	(62)
Foreign currency translation adjustments	52,134	40,885
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	2,460	1,647
Share of other comprehensive income of associates accounted for using equity method	3,844	23,049

Total other comprehensive income	64,497	(23,274)

Comprehensive income	818,223	325,026

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	762,282	268,072
Comprehensive income attributable to minority interests	55,941	56,954

7

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,137,476	2,138,487
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,006	891

Total changes during the period	1,006	891

Balance at the end of the period	2,138,483	2,139,378

Capital surplus
Balance at the beginning of the period	2,174,287	2,175,304
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,005	889
Disposition of treasury stock	7	(0)

Total changes during the period	1,012	889

Balance at the end of the period	2,175,299	2,176,193

Retained earnings
Balance at the beginning of the period	4,799,668	5,602,327
Changes during the period
Dividends from retained earnings	(93,796)	(93,817)
Net income	696,091	290,484
Reversal of land revaluation excess	466	(57)
Change of application of equity method	4,540	—

Total changes during the period	607,301	196,609

Balance at the end of the period	5,406,969	5,798,936

Treasury stock
Balance at the beginning of the period	(6,458)	(6,544)
Changes during the period
Repurchase of treasury stock	(91)	(5)
Disposition of treasury stock	16	9

Total changes during the period	(74)	3

Balance at the end of the period	(6,533)	(6,540)

8

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Total shareholders’ equity
Balance at the beginning of the period	9,104,972	9,909,575
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,011	1,780
Dividends from retained earnings	(93,796)	(93,817)
Net income	696,091	290,484
Repurchase of treasury stock	(91)	(5)
Disposition of treasury stock	24	9
Reversal of land revaluation excess	466	(57)
Change of application of equity method	4,540	—

Total changes during the period	609,245	198,393

Balance at the end of the period	9,714,218	10,107,968

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	90,765	440,900
Changes during the period
Net changes of items other than shareholders’ equity	18,259	(95,327)

Total changes during the period	18,259	(95,327)

Balance at the end of the period	109,025	345,572

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	38,786	23,904
Changes during the period
Net changes of items other than shareholders’ equity	(9,262)	6,888

Total changes during the period	(9,262)	6,888

Balance at the end of the period	29,523	30,793

Land revaluation excess
Balance at the beginning of the period	141,198	161,361
Changes during the period
Net changes of items other than shareholders’ equity	(466)	(5)

Total changes during the period	(466)	(5)

Balance at the end of the period	140,731	161,355

Foreign currency translation adjustments
Balance at the beginning of the period	(392,083)	(494,155)
Changes during the period
Net changes of items other than shareholders’ equity	54,734	63,426

Total changes during the period	54,734	63,426

Balance at the end of the period	(337,349)	(430,728)

9

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	(34,691)	(48,555)
Changes during the period
Net changes of items other than shareholders’ equity	2,460	2,662

Total changes during the period	2,460	2,662

Balance at the end of the period	(32,230)	(45,893)

Total accumulated other comprehensive income
Balance at the beginning of the period	(156,024)	83,454
Changes during the period
Net changes of items other than shareholders’ equity	65,725	(22,355)

Total changes during the period	65,725	(22,355)

Balance at the end of the period	(90,298)	61,099

Subscription rights to shares
Balance at the beginning of the period	7,192	7,933
Changes during the period
Net changes of items other than shareholders’ equity	(320)	(83)

Total changes during the period	(320)	(83)

Balance at the end of the period	6,872	7,850

Minority interests
Balance at the beginning of the period	1,858,283	1,674,821
Changes during the period
Net changes of items other than shareholders’ equity	(154,326)	15,170

Total changes during the period	(154,326)	15,170

Balance at the end of the period	1,703,957	1,689,991

Total net assets
Balance at the beginning of the period	10,814,425	11,675,784
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,011	1,780
Dividends from retained earnings	(93,796)	(93,817)
Net income	696,091	290,484
Repurchase of treasury stock	(91)	(5)
Disposition of treasury stock	24	9
Reversal of land revaluation excess	466	(57)
Change of application of equity method	4,540	—
Net changes of items other than shareholders’ equity	(88,921)	(7,268)

Total changes during the period	520,324	191,125

Balance at the end of the period	11,334,750	11,866,909

10

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

11

Mitsubishi UFJ Financial Group, Inc.

4. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of September 30, 2012
Assets:
Current assets:
Cash and due from banks	10,631	15,553
Securities	121,800	129,800
Others	57,206	26,989

Total current assets	189,638	172,342

Fixed assets:
Tangible fixed assets	99	87
Intangible fixed assets	3,091	3,235
Investments and other assets	10,726,127	10,708,509
Investments in subsidiaries and affiliates	10,725,815	10,708,159
Others	312	349

Total fixed assets	10,729,318	10,711,833

Total assets	10,918,957	10,884,175

Liabilities:
Current liabilities:
Short-term borrowings	1,849,071	1,791,157
Lease liabilities	12	12
Income taxes payable	112	1
Reserve for bonuses and reserve for bonuses to directors	403	342
Others	6,745	6,774

Total current liabilities	1,856,345	1,798,288

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings	3,402	3,268
Lease liabilities	16	9
Others	10,869	19,009

Total fixed liabilities	394,788	402,787

Total liabilities	2,251,134	2,201,076

12

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of September 30, 2012
Net assets:
Shareholders’ equity:
Capital stock	2,138,487	2,139,378
Capital surplus:
Capital reserve	2,138,503	2,139,392
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,998,509	3,999,398

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,367,003	2,365,829

Total retained earnings	2,517,003	2,515,829

Treasury stock	(46)	(51)

Total shareholders’ equity	8,653,954	8,654,556

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	5,935	20,692

Total valuation and translation adjustments	5,935	20,692

Subscription rights to shares	7,933	7,850

Total net assets	8,667,823	8,683,099

Total liabilities and net assets	10,918,957	10,884,175

13

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Operating income	160,243	108,377
Operating expenses	7,737	8,482

Operating profits	152,505	99,894

Non-operating income	8,220	8,051
Non-operating expenses	20,660	15,385

Ordinary profits	140,065	92,560

Extraordinary gains	5,388	454
Extraordinary losses	0	2

Income before income taxes	145,453	93,011

Income taxes-current	206	277
Income taxes-deferred	2,203	11

Total taxes	2,410	289

Net income	143,043	92,722

14

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,137,476	2,138,487
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,006	891

Total changes during the period	1,006	891

Balance at the end of the period	2,138,483	2,139,378

Capital surplus
Capital reserve
Balance at the beginning of the period	2,137,493	2,138,503
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,005	889

Total changes during the period	1,005	889

Balance at the end of the period	2,138,498	2,139,392

Other capital surplus
Balance at the beginning of the period	1,860,006	1,860,006
Changes during the period
Disposition of treasury stock	(0)	(0)

Total changes during the period	(0)	(0)

Balance at the end of the period	1,860,006	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the beginning of the period	2,316,337	2,367,003
Changes during the period
Dividends from retained earnings	(93,874)	(93,896)
Net income	143,043	92,722

Total changes during the period	49,168	(1,173)

Balance at the end of the period	2,365,505	2,365,829

Treasury stock
Balance at the beginning of the period	(37)	(46)
Changes during the period
Repurchase of treasury stock	(6)	(5)
Disposition of treasury stock	1	0

Total changes during the period	(4)	(4)

Balance at the end of the period	(41)	(51)

15

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Total shareholders’ equity
Balance at the beginning of the period	8,601,276	8,653,954
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,011	1,780
Dividends from retained earnings	(93,874)	(93,896)
Net income	143,043	92,722
Repurchase of treasury stock	(6)	(5)
Disposition of treasury stock	1	0

Total changes during the period	51,175	602

Balance at the end of the period	8,652,452	8,654,556

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	4,257	—
Changes during the period
Net changes of items other than shareholders’ equity	(4,257)	—

Total changes during the period	(4,257)	—

Balance at the end of the period	—	—

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	—	5,935
Changes during the period
Net changes of items other than shareholders’ equity	21,887	14,757

Total changes during the period	21,887	14,757

Balance at the end of the period	21,887	20,692

Subscription rights to shares
Balance at the beginning of the period	7,188	7,933
Changes during the period
Net changes of items other than shareholders’ equity	(320)	(83)

Total changes during the period	(320)	(83)

Balance at the end of the period	6,868	7,850

Total net assets
Balance at the beginning of the period	8,612,722	8,667,823
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,011	1,780
Dividends from retained earnings	(93,874)	(93,896)
Net income	143,043	92,722
Repurchase of treasury stock	(6)	(5)
Disposition of treasury stock	1	0
Net changes of items other than shareholders’ equity	17,310	14,673

Total changes during the period	68,486	15,276

Balance at the end of the period	8,681,208	8,683,099

16

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

Not applicable

17

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2012

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	1
[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	7
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ BTMU and MUTB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	8
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

4. Securities	9
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

5. ROE	12
[ MUFG Consolidated ]

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	13
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Risk-Monitored Loans	14
[ MUFG Consolidated ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Account ]

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	18
[ BTMU and MUTB Combined including Trust Account ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Account ]

9. Progress in Disposition of Problem Assets	23
[ BTMU Non-consolidated ]
[ MUTB Non-consolidated including Trust Account ]

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	25
[ BTMU and MUTB Combined including Trust Accounts ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
[ MUTB Non-consolidated : Trust Accounts ]

11. Overseas Loans	29
[ BTMU and MUTB Combined ]

12. Loans and Deposits	30
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

13. Domestic Deposits	31
[ BTMU and MUTB Combined ]
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

14. Status of Deferred Tax Assets	32
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(References)

1. Exposure to “Securitized Products and Related Investments”	34

2. Financial Statements	36
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(*1) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*2) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*3) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	1,831,597	1,789,885	41,712
Gross profits before credit costs for trust accounts	1,831,618	1,789,885	41,732
Net interest income	876,291	907,810	(31,518)
Trust fees	46,066	49,282	(3,216)
Credit costs for trust accounts (1)	(20)	—	(20)
Net fees and commissions	472,408	474,047	(1,639)
Net trading profits	133,918	97,357	36,561
Net other business profits	302,912	261,387	41,524
Net gains (losses) on debt securities	275,210	221,529	53,681
General and administrative expenses	1,014,430	990,182	24,247
Amortization of goodwill	14,814	14,812	2
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	832,003	814,515	17,488
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	817,188	799,702	17,485
Provision for general allowance for credit losses (2)	17,678	—	17,678
Net business profits*	834,845	799,702	35,143
Net non-recurring gains (losses)	(264,796)	158,941	(423,738)
Credit costs (3)	(108,571)	(82,093)	(26,478)
Losses on loan write-offs	(64,315)	(83,200)	18,885
Provision for specific allowance for credit losses	(43,053)	—	(43,053)
Other credit costs	(1,203)	1,107	(2,310)
Reversal of allowance for credit losses (4)	—	17,013	(17,013)
Reversal of reserve for contingent losses included in credit costs (5)	1,719	4,721	(3,002)
Gains on loans written-off (6)	26,917	31,686	(4,768)
Net gains (losses) on equity securities	(173,566)	(96,797)	(76,768)
Gains on sales of equity securities	22,543	25,610	(3,066)
Losses on sales of equity securities	(9,222)	(15,140)	5,917
Losses on write-down of equity securities	(186,887)	(107,267)	(79,619)
Profits (losses) from investments in affiliates	27,407	321,666	(294,258)
Other non-recurring gains (losses)	(38,703)	(37,256)	(1,447)
Ordinary profits	570,048	958,644	(388,595)
Net extraordinary gains (losses)	(26,994)	4,441	(31,435)
Losses on change in equity	(23,285)	—	(23,285)
Income before income taxes and others	543,054	963,085	(420,030)
Income taxes-current	39,037	116,790	(77,752)
Income taxes-deferred	155,715	92,567	63,147
Total taxes	194,753	209,358	(14,605)
Income before minority interests	348,300	753,726	(405,425)
Minority interests	57,816	57,635	180
Net income	290,484	696,091	(405,606)

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(62,277)	(28,671)	(33,606)

Number of consolidated subsidiaries	211	228	(17)
Number of affiliated companies accounted for under the equity method	57	56	1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	1,257,877	1,216,928	40,948
Gross profits before credit costs for trust accounts	1,257,898	1,216,928	40,969
Net interest income	641,706	658,890	(17,183)
Trust fees	34,583	37,072	(2,488)
Credit costs for trust accounts (1)	(20)	—	(20)
Net fees and commissions	230,500	225,989	4,511
Net trading profits	65,569	63,888	1,680
Net other business profits	285,516	231,087	54,429
Net gains (losses) on debt securities	266,661	214,667	51,994
General and administrative expenses	608,395	588,493	19,901
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	649,503	628,434	21,068
Provision for general allowance for credit losses (2)	16,758	—	16,758
Net business profits	666,240	628,434	37,806
Net non-recurring gains (losses)	(292,878)	(147,765)	(145,113)
Credit costs (3)	(60,552)	(30,050)	(30,501)
Losses on loan write-offs	(25,296)	(29,517)	4,220
Provision for specific allowance for credit losses	(34,058)	—	(34,058)
Other credit costs	(1,197)	(533)	(663)
Reversal of allowance for credit losses (4)	—	10,832	(10,832)
Reversal of reserve for contingent losses included in credit costs (5)	2,045	27	2,017
Gains on loans written-off (6)	13,202	18,680	(5,477)
Net gains (losses) on equity securities	(201,874)	(113,317)	(88,557)
Gains on sales of equity securities	17,849	19,636	(1,786)
Losses on sales of equity securities	(8,237)	(14,332)	6,094
Losses on write-down of equity securities	(211,486)	(118,621)	(92,865)
Other non-recurring gains (losses)	(45,699)	(33,937)	(11,762)
Ordinary profits	373,361	480,669	(107,307)
Net extraordinary gains (losses)	105	(1,681)	1,787
Net gains (losses) on disposition of fixed assets	(3,445)	1,846	(5,291)
Losses on impairment of fixed assets	(2,190)	(3,559)	1,369
Income before income taxes	373,467	478,987	(105,519)
Income taxes-current	11,843	88,922	(77,079)
Income taxes-deferred	150,500	72,163	78,337
Total taxes	162,344	161,086	1,258
Net income	211,123	317,901	(106,777)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(28,566)	(510)	(28,056)

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	1,325,895	1,294,708	31,186
Net interest income	717,802	735,380	(17,578)
Trust fees	4,557	5,531	(973)
Net fees and commissions	251,888	250,483	1,405
Net trading profits	69,303	60,549	8,754
Net other business profits	282,341	242,763	39,578
Net gains (losses) on debt securities	254,530	207,170	47,359
General and administrative expenses	663,528	641,732	21,796
Amortization of goodwill	7,132	7,292	(159)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	669,498	660,268	9,229
Net business profits before provision for general allowance for credit losses	662,366	652,976	9,389
Provision for general allowance for credit losses (1)	10,517	—	10,517
Net business profits*	672,883	652,976	19,907
Net non-recurring gains (losses)	(233,420)	(116,406)	(117,014)
Credit costs (2)	(67,044)	(44,574)	(22,470)
Losses on loan write-offs	(37,844)	(45,682)	7,837
Provision for specific allowance for credit losses	(27,919)	—	(27,919)
Other credit costs	(1,280)	1,107	(2,388)
Reversal of allowance for credit losses (3)	—	20,157	(20,157)
Reversal of reserve for contingent losses included in credit costs (4)	1,658	4,801	(3,142)
Gains on loans written-off (5)	18,549	22,948	(4,398)
Net gains (losses) on equity securities	(166,414)	(100,780)	(65,634)
Gains on sales of equity securities	11,427	14,780	(3,352)
Losses on sales of equity securities	(7,179)	(10,547)	3,367
Losses on write-down of equity securities	(170,662)	(105,012)	(65,649)
Profits (losses) from investments in affiliates	6,028	4,320	1,708
Other non-recurring gains (losses)	(26,198)	(23,279)	(2,919)
Ordinary profits	439,463	536,570	(97,107)
Net extraordinary gains (losses)	(4,383)	(4,312)	(70)
Net gains (losses) on disposition of fixed assets	(2,399)	(1,809)	(589)
Losses on impairment of fixed assets	(2,020)	(2,560)	539
Income before income taxes and others	435,080	532,257	(97,177)
Income taxes-current	25,678	93,265	(67,587)
Income taxes-deferred	153,841	82,619	71,222
Total taxes	179,519	175,884	3,635
Income before minority interests	255,560	356,372	(100,812)
Minority interests	27,990	30,428	(2,437)
Net income	227,569	325,944	(98,375)
Note:

*   Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses -Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(36,318)	3,332	(39,650)

Number of consolidated subsidiaries	129	135	(6)
Number of affiliated companies accounted for under the equity method	52	49	3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	1,087,682	1,050,755	36,927
Domestic gross profits	620,918	651,203	(30,285)
Net interest income	400,212	439,662	(39,449)
Net fees and commissions	116,661	118,211	(1,549)
Net trading profits	3,249	2,960	288
Net other business profits	100,795	90,369	10,425
Net gains (losses) on debt securities	116,268	96,988	19,279
Non-domestic gross profits	466,764	399,551	67,212
Net interest income	166,938	144,056	22,882
Net fees and commissions	73,410	68,491	4,919
Net trading profits	56,293	49,581	6,711
Net other business profits	170,121	137,422	32,699
Net gains (losses) on debt securities	132,766	106,059	26,707
General and administrative expenses	518,031	496,934	21,097
Personnel expenses	202,387	186,484	15,902
Non-personnel expenses	289,347	285,475	3,871
Amortization of goodwill	106	25	81
Taxes	26,297	24,974	1,322
Net business profits before provision for general allowance for credit losses and amortization of goodwill	569,757	553,846	15,911
Net business profits before provision for general allowance for credit losses	569,650	553,820	15,830
Provision for general allowance for credit losses (1)	11,396	—	11,396
Net business profits	581,046	553,820	27,226
Net non-recurring gains (losses)	(254,580)	(137,306)	(117,274)
Credit costs (2)	(52,188)	(29,537)	(22,650)
Losses on loan write-offs	(23,038)	(29,004)	5,965
Provision for specific allowance for credit losses	(27,874)	—	(27,874)
Other credit costs	(1,274)	(533)	(741)
Reversal of allowance for credit losses (3)	—	5,422	(5,422)
Reversal of reserve for contingent losses included in credit costs (4)	1,525	—	1,525
Gains on loans written-off (5)	12,455	16,567	(4,111)
Net gains (losses) on equity securities	(183,310)	(104,378)	(78,931)
Gains on sales of equity securities	8,892	12,146	(3,253)
Losses on sales of equity securities	(6,558)	(10,308)	3,750
Losses on write-down of equity securities	(185,644)	(106,216)	(79,428)
Other non-recurring gains (losses)	(33,063)	(25,379)	(7,684)
Ordinary profits	326,466	416,514	(90,048)
Net extraordinary gains (losses)	269	(4,992)	5,262
Net gains (losses) on disposition of fixed assets	(3,469)	(2,682)	(786)
Losses on impairment of fixed assets	(2,002)	(2,340)	338
Gains on liquidation of subsidiaries	5,741	—	5,741
Income before income taxes	326,736	411,522	(84,786)
Income taxes-current	6,049	73,922	(67,872)
Income taxes-deferred	149,269	65,699	83,569
Total taxes	155,319	139,621	15,697
Net income	171,416	271,900	(100,484)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(26,810)	(7,547)	(19,262)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	203,895	200,500	3,395
Gross profits before credit costs for trust accounts	203,916	200,500	3,415
Trust fees	41,676	43,876	(2,200)
Trust fees before credit costs for trust accounts	41,697	43,876	(2,179)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	2,883	3,391	(508)
Other trust fees	38,813	40,484	(1,670)
Credit costs for trust accounts (1)	(20)	—	(20)
Net interest income	72,459	74,670	(2,211)
Net fees and commissions	67,162	65,905	1,256
Net trading profits	7,770	12,631	(4,860)
Net other business profits	14,826	3,415	11,410
Net gains (losses) on debt securities	17,614	11,561	6,053
General and administrative expenses	116,846	117,845	(998)
Amortization of goodwill	108	108	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	87,177	82,763	4,414
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	87,069	82,655	4,414
Provision for general allowance for credit losses (2)	5,357	—	5,357
Net business profits*	92,406	82,655	9,750
Net non-recurring gains (losses)	(37,179)	(9,465)	(27,714)
Credit costs (3)	(8,482)	(755)	(7,727)
Losses on loan write-offs	(2,349)	(755)	(1,594)
Provision for specific allowance for credit losses	(6,210)	—	(6,210)
Other credit costs	77	—	77
Reversal of allowance for credit losses (4)	—	5,561	(5,561)
Reversal of reserve for contingent losses included in credit costs (5)	519	16	503
Gains on loans written-off (6)	772	2,043	(1,271)
Net gains (losses) on equity securities	(18,122)	(8,888)	(9,233)
Gains on sales of equity securities	9,399	7,155	2,243
Losses on sales of equity securities	(1,679)	(4,023)	2,343
Losses on write-down of equity securities	(25,842)	(12,021)	(13,820)
Profits (losses) from investments in affiliates	1,276	1,633	(357)
Other non-recurring gains (losses)	(13,142)	(9,076)	(4,066)
Ordinary profits	55,226	73,190	(17,963)
Net extraordinary gains (losses)	(220)	3,276	(3,496)
Net gains (losses) on disposition of fixed assets	(8)	4,509	(4,518)
Losses on impairment of fixed assets	(211)	(1,233)	1,021
Income before income taxes and others	55,005	76,466	(21,460)
Income taxes-current	9,519	18,243	(8,723)
Income taxes-deferred	1,113	6,649	(5,536)
Total taxes	10,633	24,892	(14,259)
Income before minority interests	44,372	51,573	(7,200)
Minority interests	3,574	3,812	(237)
Net income	40,798	47,761	(6,962)
Note:

*   Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(1,854)	6,866	(8,720)

Number of consolidated subsidiaries	28	30	(2)
Number of affiliated companies accounted for under the equity method	12	11	1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2012 (A)	September 30, 2011 (B)
Gross profits	170,194	166,172	4,021
Gross profits before credit costs for trust accounts	170,215	166,172	4,042
Domestic gross profits	145,307	124,125	21,182
Trust fees	34,583	37,072	(2,488)
Trust fees before credit costs for trust accounts	34,604	37,072	(2,467)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	2,883	3,391	(508)
Other trust fees	31,721	33,680	(1,959)
Credit costs for trust accounts (1)	(20)	—	(20)
Net interest income	47,340	49,704	(2,363)
Net fees and commissions	40,759	39,821	937
Net trading profits	15,646	14,683	963
Net other business profits	6,977	(17,156)	24,133
Net gains (losses) on debt securities	8,157	(10,700)	18,857
Non-domestic gross profits	24,887	42,047	(17,160)
Net interest income	27,215	25,467	1,747
Net fees and commissions	(330)	(534)	203
Net trading profits	(9,619)	(3,336)	(6,282)
Net other business profits	7,622	20,451	(12,829)
Net gains (losses) on debt securities	9,469	22,319	(12,849)
General and administrative expenses	90,363	91,559	(1,195)
Personnel expenses	35,948	34,311	1,636
Non-personnel expenses	50,551	52,895	(2,343)
Taxes	3,863	4,352	(489)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	79,852	74,613	5,238
Provision for general allowance for credit losses (2)	5,362	—	5,362
Net business profits	85,193	74,613	10,580
Net non-recurring gains (losses)	(38,298)	(10,459)	(27,839)
Credit costs (3)	(8,364)	(513)	(7,850)
Losses on loan write-offs	(2,258)	(513)	(1,744)
Provision for specific allowance for credit losses	(6,184)	—	(6,184)
Other credit costs	77	—	77
Reversal of allowance for credit losses (4)	—	5,409	(5,409)
Reversal of reserve for contingent losses included in credit costs (5)	519	27	491
Gains on loans written-off (6)	746	2,113	(1,366)
Net gains (losses) on equity securities	(18,564)	(8,938)	(9,625)
Gains on sales of equity securities	8,957	7,489	1,467
Losses on sales of equity securities	(1,679)	(4,023)	2,343
Losses on write-down of equity securities	(25,842)	(12,405)	(13,436)
Other non-recurring gains (losses)	(12,635)	(8,557)	(4,078)
Ordinary profits	46,895	64,154	(17,259)
Net extraordinary gains (losses)	(164)	3,310	(3,474)
Net gains (losses) on disposition of fixed assets	23	4,528	(4,505)
Losses on impairment of fixed assets	(187)	(1,218)	1,030
Income before income taxes	46,731	67,465	(20,733)
Income taxes-current	5,793	15,000	(9,206)
Income taxes-deferred	1,230	6,463	(5,232)
Total taxes	7,024	21,464	(14,439)
Net income	39,707	46,000	(6,293)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(1,756)	7,037	(8,793)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2012 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2011 (B)
Total average interest rate on interest-earning assets (a)	0.81	(0.12)	0.94
Average interest rate on loans and bills discounted (b)	1.27	(0.15)	1.42
Average interest rate on securities	0.47	(0.08)	0.56
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.78	(0.02)	0.81
Average interest rate on deposits and NCD (d)	0.05	(0.00)	0.06
Average interest rate on other liabilities	0.24	(0.08)	0.33
Overall interest rate spread (a)-(c)	0.03	(0.10)	0.13
Interest rate spread (b)-(d)	1.22	(0.14)	1.36

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.43	(0.08)	1.51
Interest rate spread (e)-(d)	1.37	(0.07)	1.45

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2012 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2011 (B)
Total average interest rate on interest-earning assets (a)	0.76	(0.06)	0.82
Average interest rate on loans and bills discounted (b)	0.97	(0.05)	1.02
Average interest rate on securities	0.61	(0.09)	0.71
Total average interest rate on interest-bearing liabilities (c)	0.23	(0.03)	0.26
Average interest rate on deposits and NCD (d)	0.20	(0.03)	0.24
Overall interest rate spread (a)-(c)	0.53	(0.02)	0.56
Interest rate spread (b)-(d)	0.76	(0.01)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.98	(0.07)	1.06
Interest rate spread (e)-(d)	0.77	(0.03)	0.81

BTMU and MUTB combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2012 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2011 (B)
Average interest rate on loans and bills discounted (a)	1.22	(0.13)	1.36
Average interest rate on deposits and NCD (b)	0.07	(0.01)	0.08
Interest rate spread (a)-(b)	1.15	(0.12)	1.27

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.35	(0.08)	1.43
Interest rate spread (c)-(b)	1.28	(0.07)	1.35

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,930.2	2,151.6	3,222.9	7,304.7
Receive-floater/pay-fix	869.3	5,286.3	1,320.5	7,476.2
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	89.0	9.7	98.8

Total	2,799.6	7,547.0	4,553.1	14,899.8

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,064.3	1,456.4	3,163.4	5,684.1
Receive-floater/pay-fix	731.8	4,130.2	225.3	5,087.4
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	1,796.1	5,606.7	3,388.7	10,791.6

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2012
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	866.8	704.3	59.5	1,630.6
Receive-floater/pay-fix	150.4	1,114.5	1,130.0	2,395.1
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,017.2	1,818.8	1,189.5	4,025.7

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Debt securities being held to maturity	2,503,202	45,782	54,260	8,477	2,607,013	30,314	48,855	18,540
Domestic bonds	543,487	2,838	2,838	—	615,146	4,370	4,383	12
Government bonds	529,937	2,774	2,774	—	556,942	4,168	4,168	—
Municipal bonds	—	—	—	—	3,530	6	6	—
Corporate bonds	13,550	63	63	—	54,672	196	208	12
Other	1,959,714	42,944	51,422	8,477	1,991,867	25,943	44,472	18,528
Foreign bonds	711,116	(3,949)	4,274	8,223	850,023	(11,292)	5,271	16,563
Other	1,248,598	46,893	47,147	254	1,141,844	37,236	39,201	1,964

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on consolidated balance sheet	Differences			Amount on consolidated balance sheet	Differences
			Gains	Losses			Gains	Losses
Other securities	74,094,150	699,613	1,168,394	468,781	74,831,720	832,059	1,260,004	427,945
Domestic equity securities	2,870,306	61,557	448,170	386,613	3,333,887	321,739	661,036	339,297
Domestic bonds	50,862,168	263,960	276,666	12,705	51,566,808	217,511	230,777	13,265
Government bonds	47,544,044	201,011	205,461	4,449	48,005,803	155,174	158,048	2,874
Municipal bonds	195,301	8,510	8,510	—	180,778	7,750	7,750	—
Corporate bonds	3,122,821	54,438	62,695	8,256	3,380,226	54,586	64,977	10,391
Other	20,361,675	374,095	443,557	69,462	19,931,025	292,808	368,190	75,381
Foreign equity securities	150,272	31,860	32,925	1,065	170,324	50,249	51,560	1,311
Foreign bonds	17,960,647	330,462	344,687	14,224	17,921,947	260,668	279,026	18,358
Other	2,250,755	11,771	65,944	54,172	1,838,753	(18,109)	37,603	55,712

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,396,004	32,381	32,480	98	1,290,873	26,526	28,491	1,964
Stocks of subsidiaries and affiliates	81,357	(8,097)	2,387	10,484	98,313	(10,198)	5,741	15,940

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	59,125,251	345,653	774,730	429,077	61,072,230	480,969	903,881	422,911
Domestic equity securities	2,293,832	(70,958)	328,465	399,423	2,647,024	107,422	489,872	382,450
Domestic bonds	43,919,996	196,411	208,213	11,801	45,565,304	177,582	189,846	12,264
Other	12,911,422	220,199	238,052	17,852	12,859,902	195,965	224,162	28,197
Foreign equity securities	141,838	30,727	30,788	61	161,308	49,207	49,218	10
Foreign bonds	10,852,711	147,208	150,663	3,455	11,250,102	136,806	144,639	7,832
Other	1,916,872	42,263	56,599	14,335	1,448,490	9,950	30,304	20,354

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,954,619	23,119,421	3,336,163	2,759,807	14,594,582	24,364,248	4,444,642	2,411,878
Government bonds	14,464,434	21,914,819	2,979,818	1,938,190	14,250,338	22,826,908	3,967,327	1,626,773
Municipal bonds	12,931	85,888	95,828	395	4,383	67,796	107,925	397
Corporate bonds	477,253	1,118,714	260,516	821,221	339,860	1,469,543	369,389	784,708
Other	1,208,043	5,417,475	2,531,063	3,275,037	1,092,993	5,354,112	2,916,153	3,399,755
Foreign bonds	1,046,393	5,222,009	1,616,856	2,948,252	929,659	5,150,461	2,215,231	2,934,997
Other	161,649	195,466	914,207	326,785	163,333	203,651	700,921	464,758
Total	16,162,663	28,536,897	5,867,226	6,034,844	15,687,575	29,718,361	7,360,795	5,811,634

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	733,804	5,037	5,089	51	1,020,692	6,699	6,870	171
Stocks of subsidiaries and affiliates	57,771	37,852	38,284	431	49,470	26,561	26,721	159

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	12,818,677	226,356	349,197	122,841	11,452,187	219,904	322,684	102,780
Domestic equity securities	592,571	34,488	114,461	79,973	700,397	105,554	168,078	62,524
Domestic bonds	6,773,867	61,720	62,749	1,029	5,734,215	37,511	38,615	1,104
Other	5,452,238	130,146	171,986	41,839	5,017,574	76,838	115,989	39,151
Foreign equity securities	5,929	(100)	52	153	6,037	(354)	71	426
Foreign bonds	5,169,332	160,855	163,769	2,914	4,692,092	106,327	110,414	4,087
Other	276,976	(30,608)	8,163	38,772	319,444	(29,134)	5,503	34,637

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2012				As of March 31, 2012
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	296,464	5,045,533	1,685,525	38,682	206,889	4,760,216	1,054,908	69,059
Government bonds	193,067	4,850,593	1,572,684	21,160	76,982	4,560,422	960,978	53,021
Municipal bonds	—	—	212	45	3,530	—	228	46
Corporate bonds	103,396	194,939	112,629	17,476	126,376	199,794	93,701	15,992
Other	604,006	3,075,555	1,206,262	871,583	510,647	3,175,556	1,016,334	816,659
Foreign bonds	600,966	3,027,376	1,127,315	855,140	500,238	3,097,832	957,582	800,271
Other	3,039	48,178	78,947	16,442	10,408	77,723	58,751	16,387
Total	900,470	8,121,088	2,891,788	910,266	717,537	7,935,772	2,071,242	885,718

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2012 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2011 (B)
ROE*	6.14	(6.37)	12.52

Note:
* ROE is computed as follows:

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

		(in billions of yen)
		As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
(1)	Risk-adjusted capital ratio	14.30%	(0.60)%	14.91%
	Tier 1 ratio	12.57%	0.26%	12.31%
(2)	Tier 1 capital	10,832.2	309.9	10,522.2
(3)	Qualified Tier 2 capital	3,268.7	(770.0)	4,038.7
(4)	Deductions from total qualifying capital	1,782.4	(36.0)	1,818.4
(5)	Net qualifying capital (2)+(3)-(4)	12,318.4	(424.0)	12,742.5
(6)	Risk-adjusted assets	86,117.9	661.3	85,456.5
(7)	Required Capital	6,889.4	52.9	6,836.5

BTMU Consolidated

		(in billions of yen)
		As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
(1)	Risk-adjusted capital ratio	15.48%	(0.78)%	16.27%
	Tier 1 ratio	11.92%	0.15%	11.76%
(2)	Tier 1 capital	8,643.9	170.8	8,473.1
(3)	Qualified Tier 2 capital	2,831.2	(682.7)	3,513.9
(4)	Deductions from total qualifying capital	252.1	(18.8)	271.0
(5)	Net qualifying capital (2)+(3)-(4)	11,223.0	(493.0)	11,716.1
(6)	Risk-adjusted assets	72,480.0	486.6	71,993.4
(7)	Required Capital	5,798.4	38.9	5,759.4

MUTB Consolidated

		(in billions of yen)
		As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
(1)	Risk-adjusted capital ratio	15.49%	(0.24)%	15.74%
	Tier 1 ratio	12.54%	0.15%	12.38%
(2)	Tier 1 capital	1,500.7	30.0	1,470.6
(3)	Qualified Tier 2 capital	477.6	(43.1)	520.7
(4)	Deductions from total qualifying capital	124.8	2.6	122.2
(5)	Net qualifying capital (2)+(3)-(4)	1,853.5	(15.6)	1,869.1
(6)	Risk-adjusted assets	11,960.1	88.5	11,871.6
(7)	Required Capital	956.8	7.0	949.7

BTMU Non-consolidated

		(in billions of yen)
		As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
(1)	Risk-adjusted capital ratio	16.55%	(0.85)%	17.41%
	Tier 1 ratio	12.74%	0.14%	12.60%
(2)	Tier 1 capital	8,452.8	118.9	8,333.9
(3)	Net qualifying capital	10,981.3	(533.0)	11,514.3
(4)	Risk-adjusted assets	66,324.6	198.3	66,126.2
(5)	Required Capital	5,305.9	15.8	5,290.1

MUTB Non-consolidated

		(in billions of yen)
		As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
(1)	Risk-adjusted capital ratio	15.57%	(0.19)%	15.76%
	Tier 1 ratio	11.85%	0.14%	11.71%
(2)	Tier 1 capital	1,437.7	26.8	1,410.8
(3)	Net qualifying capital	1,888.6	(11.3)	1,899.9
(4)	Risk-adjusted assets	12,126.8	78.4	12,048.4
(5)	Required Capital	970.1	6.2	963.8

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk-adjusted assets.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2012 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	34,458	0.04%	37,839	0.04%	(3,381)	(0.00)%
Non-accrual delinquent loans	1,168,631	1.38%	1,107,470	1.31%	61,160	0.06%
Accruing loans contractually past due 3 months or more	65,161	0.07%	76,519	0.09%	(11,357)	(0.01)%
Restructured loans	630,835	0.74%	642,361	0.76%	(11,525)	(0.01)%

Total risk monitored loans	1,899,086	2.24%	1,864,190	2.20%	34,895	0.03%

Total loans and bills discounted	84,681,117		84,492,697		188,420

Written-off	646,789		668,234		(21,444)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2012 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,090,289	57.41%	1,123,773	60.28%	(33,483)	(2.87)%
General allowance for credit losses	720,898		748,128		(27,230)
Specific allowance for credit losses	368,595		375,017		(6,422)
Allowance for credit to specific foreign borrowers	795		626		169

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,673,986	1,633,285	40,700
Overseas	225,100	230,905	(5,804)
Asia	15,798	14,443	1,355
Indonesia	1,291	883	408
Thailand	4,566	5,916	(1,350)
Hong Kong	1,112	363	748
Other	8,828	7,279	1,548
United States of America	83,415	89,234	(5,819)
Other	125,886	127,227	(1,340)

Total	1,899,086	1,864,190	34,895

Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,673,986	1,633,285	40,700
Manufacturing	299,884	271,210	28,673
Construction	49,190	48,544	645
Wholesale and retail	288,243	268,275	19,968
Finance and insurance	10,378	14,114	(3,735)
Real estate, goods rental and leasing	214,022	175,488	38,534
Services	135,714	133,054	2,659
Other industries	84,818	85,697	(879)
Consumer	591,733	636,898	(45,165)
Overseas	225,100	230,905	(5,804)
Financial institutions	24,461	27,021	(2,559)
Commercial and industrial	98,133	102,393	(4,259)
Other	102,504	101,490	1,014

Total	1,899,086	1,864,190	34,895

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2012 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	30,885	0.04%	33,997	0.04%	(3,111)	(0.00)%
Non-accrual delinquent loans	974,469	1.41%	899,774	1.29%	74,695	0.11%
Accruing loans contractually past due 3 months or more	62,334	0.09%	61,388	0.08%	945	0.00%
Restructured loans	465,464	0.67%	476,297	0.68%	(10,832)	(0.01)%

Total risk monitored loans	1,533,153	2.21%	1,471,457	2.12%	61,696	0.09%

Total loans and bills discounted	69,074,738		69,386,000		(311,262)

Written-off	440,341		455,314		(14,972)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2012 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	752,113	49.05%	762,942	51.84%	(10,828)	(2.79)%
General allowance for credit losses	476,643		488,039		(11,396)
Specific allowance for credit losses	274,675		274,276		398
Allowance for credit to specific foreign borrowers	795		626		169

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,403,389	1,337,153	66,236
Overseas	129,764	134,304	(4,539)
Asia	3,758	3,721	37
Indonesia	209	—	209
Thailand	167	929	(761)
Hong Kong	1,112	363	748
Other	2,268	2,428	(160)
United States of America	3,431	3,462	(31)
Other	122,574	127,119	(4,545)

Total	1,533,153	1,471,457	61,696

Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,403,389	1,337,153	66,236
Manufacturing	271,069	249,932	21,137
Construction	46,980	47,837	(856)
Wholesale and retail	285,443	264,867	20,575
Finance and insurance	8,966	8,028	937
Real estate	187,990	145,848	42,142
Goods rental and leasing	5,617	5,204	413
Services	133,383	130,735	2,647
Other industries	82,443	82,630	(187)
Consumer	381,494	402,067	(20,573)
Overseas	129,764	134,304	(4,539)
Financial institutions	23,813	25,252	(1,438)
Commercial and industrial	45,714	45,787	(72)
Other	60,236	63,264	(3,027)

Total	1,533,153	1,471,457	61,696

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2012 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	422	0.00%	1,981	0.01%	(1,559)	(0.01)%
Non-accrual delinquent loans	53,209	0.49%	45,798	0.43%	7,410	0.05%
Accruing loans contractually past due 3 months or more	397	0.00%	150	0.00%	246	0.00%
Restructured loans	18,306	0.16%	18,722	0.17%	(415)	(0.00)%

Total risk monitored loans	72,335	0.66%	66,652	0.63%	5,682	0.03%

Total loans and bills discounted	10,796,829		10,520,913		275,916

Written-off	18,867		20,137		(1,269)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2012 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	57,908	80.05%	63,931	95.91%	(6,023)	(15.86)%
General allowance for credit losses	35,464		40,826		(5,362)
Specific allowance for credit losses	22,444		23,105		(660)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	69,109	66,639	2,470
Overseas	3,225	13	3,212
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	—	—	—
Other	3,225	13	3,212

Total	72,335	66,652	5,682

Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	69,109	66,639	2,470
Manufacturing	28,767	21,231	7,535
Construction	2,180	671	1,508
Wholesale and retail	2,520	3,088	(567)
Finance and insurance	1,380	6,052	(4,672)
Real estate	19,547	19,853	(306)
Goods rental and leasing	—	—	—
Services	2,277	2,253	24
Other industries	2,370	3,060	(689)
Consumer	10,065	10,428	(362)
Overseas	3,225	13	3,212
Financial institutions	—	—	—
Commercial and industrial	3,212	—	3,212
Other	13	13	(0)

Total	72,335	66,652	5,682

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2012 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	77	0.08%	81	0.08%	(3)	0.00%
Non-accrual delinquent loans	0	0.00%	28	0.03%	(28)	(0.03)%
Accruing loans contractually past due 3 months or more	158	0.17%	164	0.17%	(5)	0.00%
Restructured loans	444	0.49%	779	0.83%	(334)	(0.33)%

Total risk monitored loans	681	0.76%	1,053	1.12%	(371)	(0.35)%

Total loans and bills discounted	89,219		93,829		(4,610)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	267	282	(15)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	681	1,053	(371)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	472	782	(310)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	208	270	(61)

Total	681	1,053	(371)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	112,581	107,189	5,392
Doubtful	991,574	917,548	74,025
Special Attention	546,960	557,416	(10,456)

Non Performing Loans (1)	1,651,117	1,582,155	68,962

Normal	86,549,349	87,389,539	(840,190)

Total	88,200,466	88,971,694	(771,228)

Non Performing Loans / Total	1.87%	1.77%	0.09%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,285,841	1,242,856	42,984
Allowance for credit losses	423,410	396,572	26,838
Collateral, guarantees, etc.	862,431	846,284	16,146

Coverage ratio (2) / (1)	77.87%	78.55%	(0.67)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	112,581		3,324		109,256			100.00%
	[107,189	]	[1,573	]	[105,616	]		[100.00	%]
Doubtful	991,574		289,144		435,825			73.11%
	[917,548	]	[266,783	]	[410,937	]		[73.86	%]
Special Attention	546,960		130,940		317,348			81.96%
	[557,416	]	[128,215	]	[329,730	]		[82.15	%]
Total	1,651,117		423,410		862,431			77.87%
	[1,582,155	]	[396,572	]	[846,284	]		[78.55	%]

Note:	The upper figures are as of September 30, 2012. The lower figures with brackets are as of March 31, 2012.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,511,103	1,439,572	71,530
Manufacturing	306,227	275,784	30,442
Construction	49,785	49,679	106
Wholesale and retail	308,258	285,740	22,517
Finance and insurance	12,660	16,339	(3,679)
Real estate	211,262	169,718	41,544
Goods rental and leasing	5,670	5,214	456
Services	137,741	135,439	2,301
Other industries	87,013	88,058	(1,045)
Consumer	392,483	413,596	(21,113)
Overseas	140,014	142,582	(2,568)
Financial institutions	23,815	25,254	(1,438)
Commercial and industrial	55,948	54,050	1,898
Other	60,249	63,277	(3,027)

Total	1,651,117	1,582,155	68,962

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	109,129	103,380	5,749
Doubtful	941,107	873,332	67,775
Special Attention	527,798	537,685	(9,886)

Non Performing Loans (1)	1,578,036	1,514,398	63,637

Normal	75,500,079	76,648,955	(1,148,876)

Total	77,078,115	78,163,354	(1,085,238)

Non Performing Loans / Total	2.04%	1.93%	0.10%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,226,175	1,188,917	37,257
Allowance for credit losses	396,237	374,785	21,452
Collateral, guarantees, etc.	829,937	814,132	15,804
Coverage ratio (2) / (1)	77.70%	78.50%	(0.80)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	109,129		3,293		105,836		100.00%		100.00%
	[103,380	]	[1,544	]	[101,835	]	[100.00	%]	[100.00	%]
Doubtful	941,107		267,378		418,582		51.17%		72.88%
	[873,332	]	[250,820	]	[394,417	]	[52.37	%]	[73.88	%]
Special Attention	527,798		125,566		305,518		56.48%		81.67%
	[537,685	]	[122,420	]	[317,878	]	[55.69	%]	[81.88	%]
Total	1,578,036		396,237		829,937		52.96%		77.70%
	[1,514,398	]	[374,785	]	[814,132	]	[53.52	%]	[78.50	%]

Note:	The upper figures are as of September 30, 2012. The lower figures with brackets are as of March 31, 2012.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,441,250	1,371,831	69,419
Manufacturing	277,454	254,553	22,900
Construction	47,589	48,994	(1,404)
Wholesale and retail	305,736	282,652	23,084
Finance and insurance	11,280	10,286	993
Real estate	191,243	149,081	42,161
Goods rental and leasing	5,670	5,214	456
Services	135,449	133,173	2,276
Other industries	84,642	84,998	(356)
Consumer	382,183	402,876	(20,692)
Overseas	136,785	142,567	(5,781)
Financial institutions	23,813	25,252	(1,438)
Commercial and industrial	52,735	54,050	(1,315)
Other	60,236	63,264	(3,027)

Total	1,578,036	1,514,398	63,637

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	3,373	3,698	(324)
Doubtful	50,321	44,131	6,190
Special Attention	18,704	18,873	(168)
Non Performing Loans (1)	72,399	66,702	5,696

Normal	10,960,731	10,647,807	312,923

Total	11,033,131	10,714,510	318,620

Non Performing Loans / Total	0.65%	0.62%	0.03%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	59,100	53,128	5,972
Allowance for credit losses	27,172	21,786	5,386
Collateral, guarantees, etc.	31,927	31,341	585

Coverage ratio (2) / (1)	81.63%	79.64%	1.98%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3,373		31		3,342		100.00%		100.00%
	[3,698	]	[28	]	[3,670	]	[100.00	%]	[100.00	%]
Doubtful	50,321		21,766		17,133		65.58%		77.30%
	[44,131	]	[15,962	]	[16,435	]	[57.63	%]	[73.41	%]
Special Attention	18,704		5,374		11,451		74.10%		89.95%
	[18,873	]	[5,795	]	[11,236	]	[75.88	%]	[90.24	%]
Total	72,399		27,172		31,927		67.13%		81.63%
	[66,702	]	[21,786	]	[31,341	]	[61.61	%]	[79.64	%]

Note:  The upper figures are as of September 30, 2012. The lower figures with brackets are as of March 31, 2012.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	69,171	66,687	2,483
Manufacturing	28,773	21,231	7,542
Construction	2,195	684	1,511
Wholesale and retail	2,521	3,088	(566)
Finance and insurance	1,380	6,052	(4,672)
Real estate	19,547	19,853	(306)
Goods rental and leasing	—	—	—
Services	2,291	2,266	24
Other industries	2,370	3,060	(689)
Consumer	10,090	10,449	(359)
Overseas	3,228	15	3,213
Financial institutions	2	2	—
Commercial and industrial	3,213	—	3,213
Other	13	13	(0)

Total	72,399	66,702	5,696

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	78	109	(31)
Doubtful	145	85	60
Special Attention	457	858	(400)

Non Performing Loans (1)	681	1,053	(371)

Normal	88,538	92,776	(4,238)

Total	89,219	93,829	(4,610)

Non Performing Loans / Total	0.76%	1.12%	(0.35)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	566	810	(244)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	566	810	(244)

Coverage ratio (2) / (1)	83.13%	76.96%	6.16%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	78		—		78			100.00%
	[109	]	[—	]	[109	]		[100.00	%]
Doubtful	145		—		109			75.07%
	[85	]	[—	]	[85	]		[99.94	%]
Special Attention	457		—		379			82.81%
	[858	]	[—	]	[615	]		[71.73	%]
Total	681		—		566			83.13%
	[1,053	]	[—	]	[810	]		[76.96	%]

Note:  The upper figures are as of September 30, 2012. The lower figures with brackets are as of March 31, 2012.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2012 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	681	1,053	(371)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	472	782	(310)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	208	270	(61)

Total	681	1,053	(371)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment
	Classification				Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[109.1]		[2.5]	[0.8] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [112.5]	Loans to bankrupt borrowers [31.3]

Substantially Bankrupt Borrowers							Non-accural delinquent loans [1,027.6]

Potentially Bankrupt Borrowers	[444.2]		[547.1]		52.03%	ii) Doubtful [991.4]

Borrowers Requiring Caution (Special Attention Borrowers)	[546.5]				57.04%	iii) Special Attention [546.5]	Accruing loans contractually past due 3 months or more [62.7]
							Restructured loans [483.7]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [86,460.8]

Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) +ii) +iii)

						1,650.4	1,605.4

						Total
						i) +ii) +iii) +iv)

						88,111.2

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2010	As of March 31, 2011	As of March 31, 2012 (A)	As of September 30, 2012 (B)	(B) - (A)
Assets newly categorized during fiscal 2009	564,738	210,544	141,145	123,002	Δ	18,142
Assets newly categorized during fiscal 2010		391,086	266,572	239,793	Δ	26,778
Assets newly categorized during fiscal 2011			393,988	323,221	Δ	70,766
Assets newly categorized during fiscal 2012				208,184

Note:	MUSP (MU Strategic Partner, Co., Ltd.) was liquidated on May 10, 2012.

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2012
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	5,308
Reconstructive treatment	9,721
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	1,635
Write-offs	15,874
Others	105,957
Collection / Repayment	56,509
Upgrade	49,447

Total	138,497	25,735	112,762

Amount in process for disposition	87,676

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2010	As of March 31, 2011	As of March 31, 2012 (A)	As of September 30, 2012 (B)	(B) - (A)
Assets newly categorized during fiscal 2009	39,650	10,511	6,513	5,932	Δ	581
Assets newly categorized during fiscal 2010		11,071	2,207	1,564	Δ	643
Assets newly categorized during fiscal 2011			27,155	18,550	Δ	8,604
Assets newly categorized during fiscal 2012				16,555

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2012
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	2,449
Others	8,211
Collection / Repayment	6,926
Upgrade	1,285

Total	10,661	1,993	8,667

Amount in process for disposition	4,157

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized

Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	64,967,986	(98,370)	65,066,356

Manufacturing	9,182,453	90,708	9,091,745
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	113,302	(2,353)	115,655
Construction	917,433	(60,957)	978,390
Utilities	1,399,858	(23,716)	1,423,574
Communication and information services	1,175,307	69,694	1,105,613
Transport and postal activities	2,390,049	(89,008)	2,479,057
Wholesale and retail	6,337,318	(55,176)	6,392,494
Finance and insurance	7,280,471	(216,044)	7,496,515
Real estate	9,005,648	(123,344)	9,128,992
Goods rental and leasing	1,444,486	(63,320)	1,507,806
Services	2,953,438	(118,231)	3,071,669
Municipal government	879,947	(68,071)	948,018
Other industries	21,888,262	561,449	21,326,813

Overseas offices and loans booked at offshore markets	15,050,903	62,979	14,987,923

Total	80,018,889	(35,391)	80,054,280

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	17,406,786	(175,792)	17,582,579
Housing loans	16,691,681	(174,338)	16,866,020
Residential purpose	13,559,360	(81,465)	13,640,825
Other	715,105	(1,454)	716,559

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	38,123,836	(1,024,464)	39,148,300
% to total domestic loans	58.68%	(1.48)%	60.16%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) – (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	54,898,961	(257,962)	55,156,923

Manufacturing	7,073,389	(34,838)	7,108,227
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	108,498	(2,394)	110,892
Construction	808,820	(58,177)	866,997
Utilities	986,094	(8,218)	994,312
Communication and information services	891,050	73,320	817,730
Transport and postal activities	1,699,780	(103,724)	1,803,504
Wholesale and retail	5,472,851	(75,218)	5,548,069
Finance and insurance	5,720,710	(233,283)	5,953,993
Real estate	7,170,367	(99,609)	7,269,976
Goods rental and leasing	893,082	(67,063)	960,145
Services	2,570,922	(162,678)	2,733,600
Municipal government	853,325	(65,785)	919,110
Other industries	20,650,073	579,705	20,070,368

Overseas offices and loans booked at offshore markets	14,175,776	(53,299)	14,229,076

Total	69,074,738	(311,262)	69,386,000

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	16,232,723	(191,897)	16,424,621
Housing loans	15,529,250	(191,207)	15,720,458
Residential purpose	12,662,907	(114,877)	12,777,784
Other	703,472	(690)	704,163

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	33,560,301	(948,649)	34,508,950
% to total domestic loans	61.13%	(1.43)%	62.56%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	9,921,703	159,637	9,762,065

Manufacturing	2,109,064	125,546	1,983,518
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,804	41	4,763
Construction	108,613	(2,780)	111,393
Utilities	413,748	(15,476)	429,224
Communication and information services	284,257	(3,626)	287,883
Transport and postal activities	687,021	12,883	674,138
Wholesale and retail	864,467	20,042	844,425
Finance and insurance	1,559,761	17,239	1,542,522
Real estate	1,818,295	(22,452)	1,840,747
Goods rental and leasing	551,304	3,743	547,561
Services	381,168	44,511	336,657
Municipal government	19,691	(1,394)	21,085
Other industries	1,119,500	(18,638)	1,138,138

Overseas offices and loans booked at offshore markets	875,126	116,278	758,847

Total	10,796,829	275,916	10,520,913

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	1,111,759	18,333	1,093,425
Housing loans	1,100,406	19,027	1,081,379
Residential purpose	836,183	35,402	800,780
Other	11,352	(693)	12,046

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	4,426,510	(74,850)	4,501,360
% to total domestic loans	44.61%	(1.49)%	46.11%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) – (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	147,321	(45)	147,366

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	16	(22)	38
Communication and information services	—	—	—
Transport and postal activities	3,248	1,833	1,415
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	16,986	(1,283)	18,269
Goods rental and leasing	100	—	100
Services	1,348	(64)	1,412
Municipal government	6,931	(892)	7,823
Other industries	118,689	382	118,307

Overseas offices and loans booked at offshore markets	—	—	—

Total	147,321	(45)	147,366

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	62,304	(2,228)	64,532
Housing loans	62,024	(2,157)	64,182
Residential purpose	60,269	(1,990)	62,259
Other	279	(70)	350

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	137,025	(965)	137,990
% to total domestic loans	93.01%	(0.62)%	93.63%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Asia	4,710,932	(50,277)	4,761,209
Thailand	662,623	49,993	612,630
Indonesia	456,712	52,763	403,948
Malaysia	326,656	(20,220)	346,877
Philippines	74,170	(4,788)	78,958
South Korea	325,807	(9,081)	334,888
Singapore	704,467	(1,702)	706,169
Hong Kong	1,073,178	(124,354)	1,197,532
China	101,541	1,000	100,540
Taiwan	221,588	12,467	209,120
Others	764,186	(6,356)	770,542

Latin America	1,800,945	(20,847)	1,821,793
Argentina	3,029	(1,410)	4,439
Brazil	141,819	(3,551)	145,371
Mexico	100,787	(8,787)	109,575
Caribbean countries	1,353,090	(34,809)	1,387,899
Others	202,218	27,711	174,506

North America	3,572,621	89,081	3,483,540
United States of America	3,354,840	130,692	3,224,148
Canada	217,780	(41,611)	259,392

Western Europe	3,466,734	(138,485)	3,605,220
United Kingdom	1,135,711	61,363	1,074,347
Germany	337,300	(7,653)	344,954
France	415,531	(151,290)	566,821
Netherlands	454,079	13,463	440,615
Spain	333,371	19,267	314,104
Italy	183,332	(30,433)	213,765
Others	607,408	(43,203)	650,611

Eastern Europe	295,977	(12,733)	308,711

Others	2,523,103	(110,059)	2,633,162

Total	16,370,315	(243,321)	16,613,637

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances in the consolidated financial statements.
UnionBanCal Corporation ¥4,245,178 million (a 145,709 million yen increase as compared with March 31, 2012.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd. ¥853,116 million (a 6,618 million yen decrease as compared with March 31, 2012.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V. ¥527,798 million (a 17,978 million yen decrease as compared with March 31, 2012.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	119,092,920	435,450	118,657,469
Deposits (average balance)	117,685,323	1,680,763	116,004,560
Loans (ending balance)	79,871,567	(35,345)	79,906,913
Loans (average balance)	78,940,389	2,985,057	75,955,331

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	107,025,577	344,699	106,680,877
Deposits (average balance)	105,671,597	1,949,228	103,722,369
Loans (ending balance)	69,074,738	(311,262)	69,386,000
Loans (average balance)	68,519,606	3,013,451	65,506,154

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	12,067,342	90,751	11,976,591
Deposits (average balance)	12,013,726	(268,464)	12,282,191
Loans (ending balance)	10,796,829	275,916	10,520,913
Loans (average balance)	10,420,783	(28,394)	10,449,177

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	66,481,149	636,775	65,844,374
Corporations and others	41,636,265	(324,678)	41,960,944
Domestic deposits	108,117,415	312,096	107,805,318

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	58,018,925	686,315	57,332,610
Corporations and others	38,750,547	(485,219)	39,235,766
Domestic deposits	96,769,472	201,095	96,568,376

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	8,462,224	(49,539)	8,511,764
Corporations and others	2,885,718	160,541	2,725,177
Domestic deposits	11,347,943	111,001	11,236,941

Note:  Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deferred tax assets	711.6	(166.1)	877.7
Net operating losses carried forwards	5.5	5.5	—
Allowance for credit losses	364.1	10.5	353.5
Write-down on investment securities	271.3	51.1	220.2
Unrealized losses on other securities	85.6	2.8	82.8
Reserve for retirement benefits	90.2	2.9	87.2
Other	256.5	(176.5)	433.0
Valuation allowance	(361.8)	(62.6)	(299.1)
Deferred tax liabilities	403.7	(31.2)	435.0
Unrealized gains on other securities	222.1	(38.0)	260.1
Net deferred gains on hedges	62.0	16.3	45.6
Revaluation gains on securities upon merger	34.0	(6.5)	40.6
Gains on securities contributed to employee retirement benefits trust	57.9	0.0	57.9
Other	27.5	(3.0)	30.5
Net deferred tax assets	307.9	(134.8)	442.7

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2007	FY2008	FY2009	FY2010	FY2011	Interim FY2012
Net business profits before provision for general allowance for credit losses	828.2	710.8	863.1	1,006.5	1,022.8	569.6
Total credit costs	(76.5)	(393.4)	(337.8)	(166.1)	(125.3)	(26.8)
Income before income taxes	687.0	(195.1)	460.1	674.4	739.5	326.7
Reconciliation to taxable income	(123.1)	789.1	(3.7)	(24.0)	(305.1)	(309.2)
Taxable income	563.9	593.9	456.3	650.3	434.3	17.5

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2012 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deferred tax assets	69.2	8.7	60.4
Write-down on investment securities	40.5	(3.9)	44.5
Deferred losses on hedging instruments	31.0	11.8	19.2
Allowance for credit losses	23.6	(1.0)	24.7
Unrealized losses on other securities	10.7	(1.0)	11.7
Other	40.9	(3.0)	43.9
Valuation allowance	(77.6)	6.0	(83.7)
Deferred tax liabilities	114.7	1.5	113.2
Unrealized gains on other securities	91.1	3.9	87.1
Reserve for retirement benefits	14.9	(1.4)	16.4
Other	8.6	(0.9)	9.6
Net deferred tax assets	(45.5)	7.2	(52.7)

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2007	FY2008	FY2009	FY2010	FY2011	Interim FY2012
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	187.2	131.5	110.2	150.4	148.1	79.8
Total credit costs	26.3	35.5	(23.7)	(8.0)	(9.2)	(1.7)
Income before income taxes	197.3	88.1	52.0	101.9	113.5	46.7
Reconciliation to taxable income	(26.3)	(16.0)	23.3	(80.1)	(30.2)	(27.0)
Taxable income	170.9	72.0	75.3	21.7	83.3	19.6

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of September 30, 2012 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen other than those of P/L impact.)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of September 2012 increased to ¥1.83 trillion in total, an increase of ¥0.17 trillion compared with the balance as of the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥23 billion, improved by ¥31 billion compared to the end of March 2012.

•	The effect on the P/L for the second quarter ended September 30, 2012 was a slight loss of approximately ¥0.05 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2012	Net unrealized gains (losses)	Change from end of March 2012	Balance	Net unrealized gains (losses)
1	RMBS	43	(21)	2	2	0	0
2	Sub-prime RMBS	2	(1)	0	0	0	0
3	CMBS	176	73	9	5	0	0
4	CLOs	1,529	129	(33)	23	1,169	(18)
5	Other securitized products (card, etc.)	77	(12)	(1)	0	22	0
6	CDOs	1	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,827	169	(23)	31	1,190	(18)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 72% of our investments in securitized products, an increase of 2% compared with the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 90% of our investments in securitized products.

		(¥ bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	8	4	7	13	12	0	43
10	Sub-prime RMBS	1	0	1	0	0	0	2
11	CMBS	136	8	9	0	1	22	176
12	CLOs	1,131	297	59	41	2	0	1,529
13	Other securitized products (card, etc.)	44	18	6	5	3	1	77
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	1,319	327	80	59	18	23	1,827

17	Percentage of total	72%	18%	4%	3%	1%	1%	100%

18	Percentage of total (End of March 2012)	70%	18%	6%	4%	2%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2012.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2012
1	LBO Loan[3] (Balance on a commitment basis)	30	87	3	174	294	(25)
2	Balance on a booking basis	18	74	2	160	254	(28)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2012 was ¥3.64 trillion (¥1.20 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	: Asset-backed securities collateralized by residential mortgages
CMBS	: Asset-backed securities collateralized by commercial mortgages
CLOs	: Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	: Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	: Collateralized debt obligations backed by asset backed securities
LBO Loans	: Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	: Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Assets:
Cash and due from banks	6,401,537	7,460,651
Call loans	160,528	308,613
Receivables under resale agreements	566,222	338,379
Receivables under securities borrowing transactions	307,468	1,362,182
Monetary claims bought	2,221,915	2,304,378
Trading assets	5,736,034	5,983,895
Money held in trust	57,986	59,032
Securities	63,452,246	61,564,851
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	69,386,000	69,074,738
Foreign exchanges	1,461,361	1,268,842
Other assets	5,319,356	3,595,838
Tangible fixed assets	864,836	863,571
Intangible fixed assets	327,329	331,604
Deferred tax assets	442,759	307,909
Customers’ liabilities for acceptances and guarantees	5,555,393	5,252,078
Allowance for credit losses	(762,942)	(752,113)

Total assets	161,441,406	159,267,825

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Liabilities:
Deposits	106,680,877	107,025,577
Negotiable certificates of deposit	9,341,667	9,498,363
Call money	2,005,828	2,874,942
Payables under repurchase agreements	6,100,858	5,846,943
Payables under securities lending transactions	2,155,306	1,862,752
Commercial papers	216,698	359,251
Trading liabilities	4,084,721	4,003,551
Borrowed money	8,541,603	7,172,903
Foreign exchanges	906,624	776,410
Bonds payable	4,504,334	3,828,276
Other liabilities	3,225,131	2,629,979
Reserve for bonuses	16,691	16,688
Reserve for bonuses to directors	145	47
Reserve for retirement benefits	5,131	5,097
Reserve for loyalty award credits	797	1,016
Reserve for contingent losses	49,840	41,332
Deferred tax liabilities for land revaluation	154,420	153,474
Acceptances and guarantees	5,555,393	5,252,078

Total liabilities	153,546,071	151,348,686

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,004,311	2,097,285
Revenue reserve	190,044	190,044
Other retained earnings	1,814,267	1,907,240
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,093,638	1,186,611
Treasury stock	(250,000)	(250,000)

Total shareholders’ equity	7,344,545	7,437,518

Net unrealized gains (losses) on other securities	235,499	138,457
Net deferred gains (losses) on hedging instruments	82,389	111,970
Land revaluation excess	232,900	231,191

Total valuation and translation adjustments	550,789	481,620

Total net assets	7,895,334	7,919,138

Total liabilities and net assets	161,441,406	159,267,825

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Ordinary income	1,421,902	1,423,476
Interest income	754,468	745,041
Interest on loans and bills discounted	478,984	478,134
Interest and dividends on securities	204,377	219,732
Fees and commissions	255,728	256,593
Trading income	52,541	59,542
Other business income	312,310	328,897
Other ordinary income	46,853	33,402
Ordinary expenses	1,005,387	1,097,010
Interest expenses	170,803	177,941
Interest on deposits	54,230	49,206
Fees and commissions	69,025	66,521
Other business expenses	84,518	57,979
General and administrative expenses	519,743	543,712
Other ordinary expenses	161,296	250,855

Ordinary profits	416,514	326,466

Extraordinary gains	1,696	6,572
Extraordinary losses	6,688	6,302

Income before income taxes	411,522	326,736

Income taxes—current	73,922	6,049
Income taxes—deferred	65,699	149,269

Total taxes	139,621	155,319

Net income	271,900	171,416

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Assets:
Cash and due from banks	1,581,341	1,276,126
Call loans	68,100	116,478
Monetary claims bought	24,302	25,183
Trading assets	383,399	381,452
Money held in trust	5,368	9,782
Securities	12,694,953	13,779,981
Loans and bills discounted	10,520,913	10,796,829
Foreign exchanges	9,545	33,748
Other assets	734,102	593,222
Tangible fixed assets	169,559	166,767
Intangible fixed assets	62,039	58,900
Customers’ liabilities for acceptances and guarantees	147,876	168,571
Allowance for credit losses	(63,931)	(57,908)

Total assets	26,337,570	27,349,135

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Liabilities:
Deposits	11,976,591	12,067,342
Negotiable certificates of deposit	3,953,824	3,492,603
Call money	238,420	208,444
Payables under repurchase agreements	3,501,140	3,802,074
Payables under securities lending transactions	426,520	727,687
Commercial papers	135,463	197,244
Trading liabilities	52,741	54,045
Borrowed money	2,118,606	3,130,325
Foreign exchanges	211	233
Bonds payable	347,800	337,800
Due to trust accounts	1,062,395	994,415
Other liabilities	867,958	660,419
Reserve for bonuses	4,325	4,245
Reserve for bonuses to directors	82	27
Reserve for contingent losses	14,830	14,247
Deferred tax liabilities	52,769	45,527
Deferred tax liabilities for land revaluation	5,447	5,426
Acceptances and guarantees	147,876	168,571

Total liabilities	24,907,007	25,910,683

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	597,084	623,486
Revenue reserve	73,714	73,714
Other retained earnings	523,370	549,772
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	384,165	410,567

Total shareholders’ equity	1,333,678	1,360,080

Net unrealized gains (losses) on other securities	138,050	140,950
Net deferred gains (losses) on hedging instruments	(34,692)	(56,068)
Land revaluation excess	(6,473)	(6,510)

Total valuation and translation adjustments	96,884	78,371

Total net assets	1,430,563	1,438,452

Total liabilities and net assets	26,337,570	27,349,135

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

	(in millions of yen)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Ordinary income	275,881	256,511
Trust fees	37,072	34,583
Interest income	112,997	110,022
Interest on loans and bills discounted	52,395	50,161
Interest and dividends on securities	58,202	58,087
Fees and commissions	50,987	52,752
Trading income	11,346	6,682
Other business income	45,767	39,173
Other ordinary income	17,710	13,295
Ordinary expenses	211,727	209,615
Interest expenses	37,828	35,475
Interest on deposits	16,957	14,359
Fees and commissions	11,700	12,324
Trading expenses	—	655
Other business expenses	42,472	24,573
General and administrative expenses	101,683	104,673
Other ordinary expenses	18,042	31,913

Ordinary profits	64,154	46,895

Extraordinary gains	4,651	269
Extraordinary losses	1,341	433

Income before income taxes	67,465	46,731

Income taxes—current	15,000	5,793
Income taxes—deferred	6,463	1,230

Total taxes	21,464	7,024

Net income	46,000	39,707

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Assets:
Loans and bills discounted	147,366	147,321
Securities	48,875,266	49,278,139
Beneficiary rights to the trust	29,422,638	29,381,000
Securities held in custody accounts	3,113,032	3,411,206
Monetary claims	13,638,583	12,896,207
Tangible fixed assets	9,057,591	9,243,043
Intangible fixed assets	135,933	133,132
Other claims	4,356,505	4,281,309
Call loans	1,197,405	1,177,413
Due from banking account	1,416,693	1,403,454
Cash and due from banks	1,591,392	1,630,673

Total	112,952,408	112,982,900

Liabilities:
Money trusts	17,900,801	17,676,174
Pension trusts	12,130,567	12,218,517
Property formation benefit trusts	13,094	12,401
Investment trusts	28,618,119	28,631,010
Money entrusted other than money trusts	2,096,421	2,250,168
Securities trusts	4,102,251	4,849,157
Monetary claim trusts	14,011,078	13,150,198
Equipment trusts	63,316	32,405
Land and fixtures trusts	85,159	84,517
Composite trusts	33,931,596	34,078,348

Total	112,952,408	112,982,900

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Assets:
Loans and bills discounted	93,829	89,219
Securities	46,294	58,268
Other	838,001	793,888

Total	978,124	941,376

Liabilities:
Principal	974,326	937,685
Allowance for bad debts	282	267
Other	3,515	3,424

Total	978,124	941,376

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

	(in millions of yen)
	As of March 31, 2012	As of September 30, 2012
Total funds	45,974,880	45,467,039

Deposits	11,976,591	12,067,342
Negotiable certificates of deposit	3,953,824	3,492,603
Money trusts	17,900,801	17,676,174
Pension trusts	12,130,567	12,218,517
Property formation benefit trusts	13,094	12,401

Loans and bills discounted	10,668,279	10,944,151

Banking account	10,520,913	10,796,829
Trust account	147,366	147,321

Investment securities	61,570,219	63,058,120

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and
The	Master Trust Bank of Japan, Ltd.